UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KIMBELL ROYALTY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Benny D. Duncan

P.O. Box 671099

Dallas, Texas 75367-1099

(214) 265-8277

with a copy to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Benny D. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,674 (1)

	8.	Shared Voting Power 182,612 (2)

	9.	Sole Dispositive Power 109,674 (1)

	10.	Shared Dispositive Power 182,612 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 1,837 common units representing limited partner interests (the “Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), owned directly by GSEF, LLC, of which Mr. Duncan is the sole member, and (b) 2,856 Common Units held directly by the minor children of Mr. Duncan.

(2) Includes (a) 3,769 Common Units owned directly by Bitter End Royalties, LP, of which Mr. Duncan controls the general partner, (b) 20,053 Common Units owned directly by Eagle Minerals LP, of which Mr. Duncan controls the general partner, (c) 19 Common Units owned directly by Gorda Sound Royalties, L.P., of which Mr. Duncan controls the general partner, (d) 26 Common Units owned directly by Oil Nut Bay Royalties, LP, of which Mr. Duncan controls the general partner, and (e) 140,624 Common Units owned directly by Trunk Bay Royalty Partners, Ltd., of which Mr. Duncan controls the general partner.

(3) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Bitter End Royalties, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,769

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,769

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,769

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Bitter End, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 168

	8.	Shared Voting Power 3,769 (1)

	9.	Sole Dispositive Power 168

	10.	Shared Dispositive Power 3,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,937

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 3,769 Common Units owned directly by Bitter End Royalties, LP, for which Bitter End, LLC is the general partner and over which Bitter End, LLC has sole voting and investment power.

(2) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Eagle Minerals LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,053

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,053

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Eagle Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,053 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,053 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,053

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 20,053 Common Units owned directly by Eagle Minerals LP, for which Eagle Management, LLC is the general partner and over which Eagle Management, LLC has sole voting and investment power.

(2) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Gorda Sound Royalties, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 19

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Gorda Sound, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 654

	8.	Shared Voting Power 19 (1)

	9.	Sole Dispositive Power 654

	10.	Shared Dispositive Power 19 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 19 Common Units owned directly by Gorda Sound Royalties, L.P., for which Gorda Sound, LLC is the general partner and over which Gorda Sound, LLC has sole voting and investment power.

(2) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Oil Nut Bay Royalties, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 26

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Oil Nut Bay, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,386

	8.	Shared Voting Power 26 (1)

	9.	Sole Dispositive Power 7,386

	10.	Shared Dispositive Power 26 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 26 Common Units owned directly by Oil Nut Bay Royalties, LP, for which Oil Nut Bay, LLC is the general partner and over which Oil Nut Bay, LLC has sole voting and investment power.

(2) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Trunk Bay Royalty Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,624

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 140,624

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Trunk Bay, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,913

	8.	Shared Voting Power 140,624 (1)

	9.	Sole Dispositive Power 9,913

	10.	Shared Dispositive Power 140,624 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,537

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 140,624 Common Units owned directly by Trunk Bay Royalty Partners, Ltd., for which Trunk Bay, LLC is the general partner and over which Trunk Bay, LLC has sole voting and investment power.

(2) Based on 16,496,032 Common Units outstanding as of August 8, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, that was filed by the Issuer with the Securities and Exchange Commission on August 14, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common units representing limited partner interests (the “Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by Benny D. Duncan, Bitter End Royalties, LP, a Texas limited partnership (“Bitter End”), Eagle Minerals LP, a Texas limited partnership (“Eagle Minerals”), Gorda Sound Royalties, L.P., a Texas limited partnership (“Gorda Sound”), Oil Nut Bay Royalties, LP, a Texas limited partnership (“Oil Nut”), Trunk Bay Royalty Partners, Ltd., a Texas limited partnership (“Trunk Bay,” and together with Bitter End, Eagle Minerals, Gorda Sound and Oil Nut, the “Duncan Entities”), Bitter End, LLC, a Texas limited liability company (“Bitter End GP”), Eagle Management, LLC, a Texas limited liability company (“Eagle Management GP”), Gorda Sound, LLC, a Texas limited liability company (“Gorda Sound GP”), Oil Nut Bay, LLC, a Texas limited liability company (“Oil Nut Bay GP”), and Trunk Bay, LLC, a Texas limited liability company (“Trunk Bay GP,” and together with Bitter End GP, Eagle Management GP, Gorda Sound GP and Oil Nut Bay GP, the “GPs,” and together with Mr. Duncan and the Duncan Entities, the “Reporting Persons”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report a distribution by each of Bitter End, Gorda Sound, Oil Nut and Trunk Bay on a pro rata basis to their partners.  In addition, this is the final amendment to the Schedule 13D and constitutes an “exit filing” with respect to the Schedule 13D for the Reporting Persons.

Item 3.  Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On August 9, 2017, the Board of Directors of the Issuer, upon the advice and recommendation of the Conflicts and  Compensation Committee of the Board of Directors of the Issuer, approved a grant of 1,904 Common Units to Mr. Duncan under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan, which are fully vested as of the grant date.  Mr. Duncan received the Common Units on August 11, 2017 as consideration for serving as a non-employee director of the Issuer and no cash consideration was paid by Mr. Duncan in connection with the receipt of such Common Units.

In connection with a distribution of Common Units by an independent partnership, of whom Mr. Duncan was a limited partner, on a pro rata basis to its partners, Mr. Duncan received 206 Common Units as a result of such pro rata distribution.  Other than the redemption of his partnership interest, no cash consideration was paid by Mr. Duncan in connection with the receipt of such Common Units.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)                           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)                                 Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Duncan Entities are the record and direct beneficial owners of the securities covered by this Schedule 13D. Each of the Duncan Entities has the power to vote (and the power to dispose of) the Common Units owned by each such Duncan Entity.

As general partner of Bitter End, Bitter End GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Bitter End. Bitter End GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Bitter End.

As general partner of Eagle Minerals, Eagle Management GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Eagle Minerals. Eagle Management GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Eagle Minerals.

As general partner of Gorda Sound, Gorda Sound GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Gorda Sound. Gorda Sound GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Gorda Sound.

As general partner of Oil Nut, Oil Nut Bay GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Oil Nut. Oil Nut Bay GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Oil Nut.

As general partner of Trunk Bay, Trunk Bay GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by Trunk Bay. Trunk Bay GP does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by Trunk Bay.

As sole member of Eagle Management GP and sole manager of Bitter End GP, Gorda Sound GP, Oil Nut Bay GP and Trunk Bay GP, Mr. Duncan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any Common Units beneficially owned by the GPs. Mr. Duncan does not own any Common Units directly and disclaims beneficial ownership of any Common Units beneficially owned by any of the GPs.

As of the time of filing, no Reporting Person owns any Common Units other than as set forth in this Item 5.

(c)                                  Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Common Units Acquired	Common Units Disposed	Price Per Common Unit	Description of Transaction
08/11/2017	Benny D. Duncan	1,904		$0	Grant of Common Units from the Issuer
08/14/2017	Benny D. Duncan	206		$0	Pro Rata Distribution from an Independent Partnership
8/14/2017	Trunk Bay Royalty Partners, Ltd.		910,265	$0	Pro Rata Distribution to Partners
8/14/2017	Trunk Bay, LLC	9,913		$0	Pro Rata Distribution from Trunk Bay Royalty Partners, Ltd.
8/14/2017	Benny D. Duncan	41,217		$0	Pro Rata Distribution from Trunk Bay Royalty Partners, Ltd.
8/14/2017	Bitter End Royalties, LP		14,940	$0	Pro Rata Distribution to Partners
8/14/2017	Bitter End, LLC	168		$0	Pro Rata Distribution from Bitter End Royalties, LP
8/14/2017	Benny D. Duncan	748		$0	Pro Rata Distribution from Bitter End Royalties, LP
8/14/2017	Gorda Sound Royalties, L.P.		122,453	$0	Pro Rata Distribution to Partners
8/14/2017	Gorda Sound, LLC	654		$0	Pro Rata Distribution from Gorda Sound Royalties, L.P.
8/14/2017	Benny D. Duncan	5,511		$0	Pro Rata Distribution from Gorda Sound Royalties, L.P.
8/14/2017	Oil Nut Bay Royalties, LP		738,584	$0	Pro Rata Distribution to Partners
8/14/2017	Oil Nut Bay, LLC	7,386		$0	Pro Rata Distribution from Oil Nut Bay Royalties, LP
8/14/2017	Benny D. Duncan	55,395		$0	Pro Rata Distribution from Oil Nut Bay Royalties, LP

(d)                                 Not applicable.

(e)                                  As of August 14, 2017, the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Units of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on February 17, 2017).
99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the MLP GP, the Intermediate Entities and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the Securities and Exchange Commission on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the MLP GP, Kimbell Operating, Intermediate GP, Intermediate Holdings, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2017 and incorporated herein in its entirety by reference).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2017	BITTER END ROYALTIES, LP

	By:	Bitter End, LLC,
its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Manager

EAGLE MINERALS LP

	By:	Eagle Management, LLC,
its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Member

GORDA SOUND ROYALTIES, L.P.

	By:	Gorda Sound, LLC,
its general partner

	By:	/s/ Benny D. Duncan
	Name:	Benny D. Duncan
	Title:	Sole Manager

OIL NUT BAY ROYALTIES, LP
By:	Oil Nut Bay, LLC,
its general partner

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

TRUNK BAY ROYALTY PARTNERS, LTD.

By:	Trunk Bay, LLC,
its general partner

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

BITTER END, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

EAGLE MANAGEMENT, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Member

GORDA SOUND, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

OIL NUT BAY, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

TRUNK BAY, LLC

By:	/s/ Benny D. Duncan
Name:	Benny D. Duncan
Title:	Sole Manager

Benny D. Duncan

/s/ Benny D. Duncan

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on February 17, 2017).
99.2

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the MLP GP, the Intermediate Entities and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the Securities and Exchange Commission on January 6, 2017 and incorporated herein in its entirety by reference).

99.3

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the MLP GP, Kimbell Operating, Intermediate GP, Intermediate Holdings, GP Holdings, and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2017 and incorporated herein in its entirety by reference).